Daniel V. Gulino Senior Vice President and General Counsel

December 28, 2006

VIA EDGAR

Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ridgewood Energy K Fund, LLC
Ridgewood Energy L Fund, LLC
Ridgewood Energy M Fund, LLC
Item 4.02(a) Forms 8-K
Filed December 20, 2006, December 21, 2006, and December 21, 2006,
respectively
File No’s. 000-51266, 000-51267, and 000-51268, respectively

Dear Ms. Davis:

We are in receipt of your comment letter, dated December 22, 2006, addressed to Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC and Ridgewood Energy M Fund, LLC (collectively, the “Funds”) regarding the above-referenced Item 4.02(a) Forms 8-K. We hereby advise you that the Funds currently intend to respond to the comment letter on Tuesday, January 9, 2007.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000, or our outside counsel, Frank E. Lawatsch, Jr. of Pitney Hardin LLP, at (212) 297-5830.

Thank you.

Senior Vice President
And General Counsel

Ridgewood Energy • 947 Linwood Avenue, Ridgewood, New Jersey 07450 • T: (201) 447-9000 F: (201) 447-0474
www.ridgewoodenergy.com • E-mail: dgulino@ridgewoodenergy.com